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                                                                    Exhibit 99.1
                 ACQUISITION OF SK TELETECH SHARES BY SKTELECOM

     On March 12, 2004, SK Telecom's board of directors approved SK Telecom's plan to acquire 2,080,000 shares, or approximately 27.5%, of SKTeletech's total issued common stock held by Kyocera. Total purchase price will be KRW 54,917,000,000 which is the equivalent of KRW 26,402 per share. Such transaction will be scheduled to be made on March 26, 2004. SK Telecom decided to acquire these shares in order to strengthen handset manufacturing business which will increase the competitiveness of the mobile communications services that SK Telecom provides.